March 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Laura Nicholson Yong Kim Gus Rodriguez

Re:	CDT Environmental Technology Investment Holdings Limited
Amendment No. 8 to Registration Statement on Form F-1
Filed February 24, 2023
File No. 333-252127

Ladies and Gentlemen:

CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated March 10, 2023 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

Amendment No. 8 to Registration Statement on Form F-1

Financial Statements

Financial Statements for the Six Months Ended June 30, 2022 and 2021 (Unaudited)

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 - Restatement of Previously Issued Financial Statements, page F-7

1.	We reviewed your response to comment 7. Based on your response, it appears there were two revenue recognition errors in your restatement adjustments. It appears one error involves the delivery of equipment and materials and an the other error involves a change in the ratio of the total costs incurred to date to the total estimated costs at the completion of the performance obligation. Please tell us the following:

Company Response: The Company respectfully acknowledges the Staff’s comment and responds that error involving the delivery of equipment and change in the ratio of the total cost incurred to date to the total estimated costs at completion of the performance obligation (the “Ratio”) are correlated and should be considered as one error. In accordance with the Company’s accounting policy on revenue recognition - sewage treatment system, the Company uses the cost-to-cost measure of progress method to determine the Ratio at the completion of the performance obligation and there is only one performance obligation which includes the sales and installation of the sewage treatment system and equipment. Because of the delivery of equipment and materials recording errors, the Ratio was updated to recognize the Company’s sewage treatment system revenue and cost of revenue based on the revised ratio as a result of the one error.

• Quantify the amount and percentage of the restatement adjustment for each error;

As indicated in our response above, only one error is presented in all of the restatement adjustment of the $2,348,516 of sewage treatment systems revenue and in the restatement adjustment of the $1,668,174 of cost of sewage treatment systems revenue as disclosed on Page F-7 in the Amendment No. 7 to Registration Statement on Form F-1.

• For the delivery error, describe precisely the nature of the error, how the error was detected, whether the error was for one customer or for multiple customers, whether this was an oversight or a pervasive issue, and, how the error was rectified; and

Due to the fact that the Company engaged a new auditor (the “Auditor”) to re-perform the review of results of operations for the six months ended June 30, 2022 in 2021, the Auditor performed their audit procedures by examining the delivery documents as part of their year ended December 31, 2021 audit and noted that the Company did not properly recognize the delivered equipment at the job site as cost of revenue in the Company’s six months ended June 30, 2021 statement of operations. Upon further internal examination of the delivery documents, the Company concurred with the Auditor’s findings for which the Company incorrectly recognized the cost of equipment as contract costs. The error was for only one customer, and this was an oversight issue and was not a pervasive issue. The error was rectified by reclassifying previous recognized contract costs into contract assets and cost of goods sold, as well as adjusting the corresponding revenue due to change of the Ratio as disclosed on Page F-7 in the Amendment No. 7 to Registration Statement on Form F-1.

• For the estimation error, describe precisely what changed in your ratio of the total costs incurred to date to the total estimated costs at completion and why this change was necessary, why you consider this is a correction of an error rather than a change in estimate and if this issue is the result of a mathematical error, state so in your response.

As indicated in our response above, only one error is presented in the restatement adjustment of the sewage treatment systems revenue and cost of revenue, which was caused by the error involved with the timing of recognizing cost of revenue. The change of the Ratio was caused by actual costs incurred and it effected the numerator in the Ratio. This change was necessary because the cost-to-cost measure of progress method is the only method that the Company adopted and used to recognize the revenue and the cost of revenue from sewage treatment systems. However, there was no change to the total estimated costs or the denominator in the Ratio. Therefore, the Company concluded that it is a correction of an error rather than a change in estimate. The Company also concluded that this issue was not a result of mathematical error because of the above reason.

***

If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-0755-86667996 or by e-mail at liyunwu@cdthb.cn or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Yunwu Li

Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors
cc:

Clayton E. Parker, K&L Gates LLP